  As filed with the Securities and Exchange Commission on September 20, 1999.

                                                            File No. ___________



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                   ----------

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                             GOURMETMARKET.COM, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


          Delaware                                          51-0347728
-------------------------------                    ----------------------------
(State or other jurisdiction of                    (IRS Employer Identification
 Incorporation or Organization)                             Number)


507 Howard Street, Suite 200, San Francisco, California               94105
-------------------------------------------------------             ----------
  (Address of Principal Executive Offices)                          (Zip Code)

                                 (415) 979-0990
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                                (Title of Class)

                             GOURMETMARKET.COM, INC.

              FORM 10 - GENERAL FORM FOR REGISTRATION OF SECURITIES

                                Table of Contents
                                -----------------

                                     Part I

Item 1.  Description of Business.............................................4

Item 2.  Management's Discussion and Analysis
                  or Plan of Operation......................................17

Item 3.  Description of Property............................................20

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management.....................................21

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons.......................................23

Item 6.  Executive Compensation.............................................25

Item 7.  Certain Relationships and Related Transactions.....................26

Item 8.  Description of Securities..........................................30

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters...............31

Item 2.  Legal Proceedings..................................................32

Item 3.  Changes in and Disagreements with Accountants......................32

Item 4.  Recent Sales of Unregistered Securities............................32

Item 5.  Indemnification of Directors and Officers..........................33

                                    Part F/S


Financial Statements........................................................34

                                    Part III

Item 1.  Index to Exhibits..................................................36

Item 2.  Description of Exhibits............................................36

Signatures..................................................................37

         This Registration Statement contains certain forward-looking statements. These forward looking statements include statements regarding (i) research and development plans, marketing plans, capital and operations expenditures, and results of operations; (ii) potential financing arrangements;
(iii) potential utility and acceptance of the Registrant's existing and proposed products; and (iv) the need for, and availability of, additional financing.

         The forward-looking statements included herein are based on current expectations and involve a number of risks and uncertainties. These forward-looking statements are based on assumptions regarding the business of GourmetMarket.Com, Inc. (the "Company") which involve judgments with respect to, among other things, future economic and competitive conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, actual results may differ materially from those set forth in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information contained herein, the inclusion of such information should not be regarded as any representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                                     PART I

Item 1. Description of Business

         Background
         ----------

         The Company is a Delaware corporation organized in April 1993 under the name Sterling Partners, Inc. Upon its organization, the Company engaged in the business of acquiring tax lien certificates of redemption from various county governments located in Maryland. In May 1996 the Company acquired Sterling Real Estate Company, a Delaware corporation, which owned a commercial property in Cecil County, Maryland. The property was subsequently sold and, in October 1998, the Company distributed all of the shares in its subsidiary, then known as Sterling Global, Ltd., to the Company's shareholders.

         On January 29, 1999, GourmetMarket.Com, a California corporation ("GourmetMarket"), merged with and into the Company, with the Company being the surviving corporation. Pursuant to its merger agreement with GourmetMarket, the shareholders of GourmetMarket received 7,421,220 shares of the Company's common stock, or approximately 47.4% of the Company's common stock outstanding after the merger. Also pursuant to the merger agreement, persons holding options for the purchase of GourmetMarket common stock exchanged their options for options to purchase 2,298,780 shares of the Company's common stock. The merger agreement also gave the GourmetMarket shareholders control of the Company's board of directors, subject to the Company's meeting business projections to be agreed upon by the parties to the merger. The merger agreement also provided for the resignation of substantially all of the Company's officers and directors, who were replaced by designated officers and directors, most of whom were then officers or directors of GourmetMarket.

         The Company owns and operates two web sites, GourmetMarket.Com and Travlang.com, which are referred to by those names in this Registration Statement. The GourmetMarket.Com web site is an online culinary marketplace for gourmet and specialty food, wine and cookware. The GourmetMarket.Com site has been in full operation since September 1998. Since the commencement of the GourmetMarket.Com web site in 1997, GourmetMarket, and subsequently the Company, have developed the technology used in the web site, established relationships with leading culinary suppliers, and developed revenue- and traffic-building partnerships. The software used in the GourmetMarket.Com web site enables the Company to instantly update the web site with new merchandise, unique internet addresses, special pricing and promotions. The Company's state-of-the-art back-office software package can handle thousands of orders per day.

         In February 1999 the Company acquired Travlang.com, an Internet travel-related service company. The Travlang.com web site, which was started in 1995, offers language translations (text and audio) for travelers in more than 70 languages, real-time currency exchanges, and a database of more than 130,000 hotels in more than 120 countries from which travelers can book reservations. While the Company maintains the Travlang.com web site, its business is focused almost exclusively on the GourmetMarket.Com web site, and the Company does not intend to devote management or technical time, nor capital resources, to the Travlang.com website in the foreseeable future.

         The Company's office is located at 507 Howard Street, Suite 200, San Francisco, California 94105. Its telephone number is 415-979-0990.

         Business
         --------

         The Company's sole business is the maintenance and operation of two web sites, GourmetMarket.Com and Travlang.com. The Travlang.com web site is discussed under the caption "Travlang.com." The discussion which follows until that caption is directed to the Company's GourmetMarket.Com web site.

                  The GourmetMarket.Com Web Site
                  ------------------------------


                  GourmetMarket.Com delivers not only products, but also a lifestyle. By offering superior quality products along with expert information and resources via the Internet, GourmetMarket.Com provides customers with easy accessibility to the "good life." The Company intends to expand the range of products and services offered through its GourmetMarket.Com web site to encompass other high-end lifestyle products and services.

                  GourmetMarket.Com targets busy professionals with substantial disposable income who are seeking premium culinary products. The Company believes that GourmetMarket.Com's targeted audience is making a lifestyle decision -- not simply seeking to purchase culinary items, but to find the finer things in life. This segment is relatively quality-sensitive and relatively less price-sensitive. The Company believes that customers come to GourmetMarket.Com for several reasons, including:

                  o Finest quality, hard-to-find products. GourmetMarket.Com is committed to searching the world for premium food and wine. GourmetMarket.Com only selects products that are of the highest quality. Many of the products on GourmetMarket.Com are only available on its site and cannot be found in even the highest-end grocery and specialty stores.

                  o Convenience. Shoppers can browse GourmetMarket.Com's store, search through listings of frequently updated recipes and explore its extensive wine database, 24 hours a day, 7 days a week, without ever leaving their computers.

                  o Expert advice. GourmetMarket.Com is the only online premium culinary marketplace that features expert advice and recommendations. GourmetMarket.Com only carries wines that have been rated very good or better by Bon Appetit Wine & Spirits Editor Anthony Dias Blue. His extensive tasting notes are available to both GourmetMarket.Com wine club members and the general public on the site. Renowned pastry chef and author Alice Medrich also selects all chocolate for GourmetMarket.Com's chocolate clubs and determines many of the products that are sold on the site.

                  o Content. The Company believes that the more information
                    consumers are offered, the more satisfied they are with their purchases and the more likely they are to keep buying online. GourmetMarket.Com's abundance of culinary information is intended to lead customers to make purchases.


                  The Company's marketing strategy is to build the GourmetMarket.Com web site's reputation on the Company's commitment to best-of-best product and service quality. While many e-commerce web sites stress their ability to offer tens of thousands of products, GourmetMarket.Com focuses on a limited number of premium products in each product family.
GourmetMarket.Com has established more than 150 business and co-marketing partnerships, which enables it to offer more than 4,500 products, including wines, chocolates, cigars, coffee and specialty kitchenware.

                  GourmetMarket.Com seeks partnerships with industry experts, such as Anthony Dias Blue, Wine and Spirits Editor of Bon Appetit magazine, and world-renowned pastry-chef and author Alice Medrich, who respectively make the wine and chocolate selections for the site. More product experts will be added to GourmetMarket.Com's consulting staff in 1999 and 2000.

                  E-Commerce and the Specialty Food Industry
                  ------------------------------------------

                  E-commerce, which is a term used to describe commerce done over the Internet, is expected to be one of the fastest-growing markets over the next five years. Jupiter Communications predicts that United States consumer Web revenue will grow to $40 billion by 2002, while the Yankee Group is anticipating that the consumer e-commerce market will grow to $123.6 billion by 2003 from $11.5 billion in 1998. According to International Data Corporation, corporate Internet spending is expected to grow to $203 billion by 2002. Several sources, including International Data Corporation, believe that the number of online users will grow from about 150 million worldwide now to about 500 million by 2003, with the United States accounting for more than half of the online users. The United States, Europe and Asia presently account for nearly 90% of the online users worldwide.

         The specialty food industry in which GourmetMarket.Com operates is an important segment of the U.S. food market, accounting for almost 10 percent of the total U.S. food industry. According to the consumer research firm Find/SVP, sales of specialty foods are projected to reach $50 billion by the year 2000.

         Growth in the on-line food and beverage market is expected to jump from about $90 million in 1998 to $463 million by 2001, according to Forrester Research. While the growth of the on-line food and beverage market is projected to grow rapidly, on-line sales will still represent only 1 to 2 % of total industry figures in the U.S. alone. Traditional retail grocery stores have an advantage over e-commerce food sites as direct food providers because of consumers prefer a name they know and trust. The Company does not believe that this advantage will last, however, as today's emerging consumer direct providers, including GourmetMarket.Com, become more established.

         GourmetMarket.Com's interactive library includes nearly 10,000 pictures of foods, kitchenware and travel destinations, as well as over 5,000 recipes and related articles. This database will become very important as web access becomes faster and full motion video becomes more viable. The Company believes that its GourmetMarket.Com interactive media are particularly attractive to its targeted audience. Instead of simply linking to a photo and text of sauteing onions, visitors to the Company's GourmetMarket.Com web site will be able to view a full video demonstrating how to saute onions and, at the same time, link to manufacturers of products featured in the demonstration or even purchase all the items used in the demonstration or recipe with one click of the mouse.

                  Promotional Agreements
                  ----------------------

                  On April 28, 1999, the Company signed an agreement with @Home to be @Home's exclusive "food channel." @Home Network has affiliate partnerships with 16 leading cable companies in the United States and Canada. These companies include Bresnan Communications, Cablevision Systems, Century Communications, Cogeco Cable, Comcast, Cox Communications, Garden State Cable, Insight Communications, InterMedia Partners, Jones Intercable, Marcus Cable, Midcontinent Cable, Prime Cable, Rogers Cablesystems, Shaw Communications, Suburban, and Tele-Communications, with access to over 65 million households. Anyone whose cable service is provided by any of the companies listed above and who wants a cable modem must use the @Home interface; and anyone who clicks on "food" in the cable system's lifestyle channel will go to the GourmetMarket.Com web site. Just like any new television network, @Home needs new product, particularly product which can take advantage of @Home's broadband technology available through cable systems. As the Company's product was developed to take advantage of broadband technology, it is particularly well-suited to @Home's product needs.

                  In March 1999, the Company established a partnership with Great Chefs Television to license Great Chefs' content through the GourmetMarket.Com site. Great Chefs, which is aired daily on the Discovery Channel, is seen by millions of viewers nationwide and is the only culinary television show that consistently features world renowned chefs cooking on location in their own restaurant kitchens. The Company maintains the Great Chefs web site as a condition of its agreement.

                  In May 1999 the Company entered into an agreement with America Online ("AOL"), a provider of content and internet services. The agreement provides that the Company will have a promotional placement within AOL's shopping channel. The agreement is for a term of ten months commencing with the launch date of AOL's commerce center, which is September 1999.

                  The Company has also entered into a series of other agreements intended to promote its GourmetMarket.Com web site and increase sales of the Company's products and services. Among the parties with which the Company has such agreements are e-Cal, a leading provider of internet calendar solutions; Infospace, an active shopping internet portal; MSN, which will list GourmetMarket.Com as an anchor tenant with the MSN Network; Inktomi, an internet shopping engine, which will list GourmetMarket.Com as a gourmet food and wine merchant; e-Greetings, an online greeting card provider, with which the Company has a revenue sharing agreement; a contract with e-Centives, a provider of discount coupons that appear on sites such as Excite and USA Today; an agreement with CollegeClub.com, a web site for college students; Snap.com, an internet content provider; ShopNow, an internet shopping mall site; NetZero, an internet service provider; and CyberGold, a consumer shopping web site. The Company also continues to expand its relationships with magazines to provide large and continuing print advertising space in those magazines in exchange for the magazine's exposure on our site.

                  Experts
                  -------

                  While many sites sell products, the selection is either so limited that the consumer feels unsatisfied or so vast that the consumer is lost. GourmetMarket.Com offers a large selection as well as expert product advice. Leading culinary experts Anthony Dias Blue and Alice Medrich provide product reviews and product selections for visitors to GourmetMarket.Com, as well as offer advice and information about the best products in their respective fields.

                  Clubs
                  -----

                  To encourage repeat and large orders, the Company has created food and beverage clubs which give subscribers a monthly selection of choice products.

                  o Wine Lovers Club entitles members to two bottles each month of Mr. Blue's selection of delicious and exemplary versions of the world's great wine varieties. Each month will bring another opportunity to compare examples of the same wine variety. Chardonnay, Merlot, Pinot Noir, Cabernet Sauvignon, Sauvignon Blanc and many more will be featured.

                  o Premier Tasting Wine Club is designed especially for
                    individuals who are interested in giving their palates an unusual, exciting treat by the wines this club has to offer.

                  o Chocolate Lover's Club is for the unabashed hedonist--anyone who simply enjoys feasting on exquisite, handcrafted chocolates. Each month's shipment features assorted chocolates (typically one-half pound or more) or a special creation from a single chocolatier chosen especially for the club.

                  o Couverture Club is designed for the serious nibbler and
                    cook. Each month members receive bars of world-class chocolate couverture--either from a single manufacturer or from a chocolatier who has created a custom blend of chocolate from different manufacturers. These bars (typically 1.5 pounds or more) are perfect for eating, baking or dessert making.

                  o Premier Chocolate Club members receive chocolate from the
                    Chocolate Lover's Club and the Couverture Club.

                  Marketing and Distribution
                  --------------------------

                  The Company's partnership program with other web sites plays a key role in driving traffic to its GourmetMarket.Com site. The Company has established more than 250 key partnerships which it divides into five categories, as follows:

                  1. Portals. The Company's GourmetMarket.Com web site has established relationships with major portals, including AOL, MSN, Yahoo shopping, Excite @home and Infoseek.

                  2. Large Content or Shopping Sites. The Company has created partnerships with many content and commerce companies like Greeting Cards, xoom, GTE.net, Let's Shop, Sparks, Amazon.com, Cox, Indigo City, Mindspring, Infobeat and others. For Mother's Day in 1999 GourmetMarket.Com teamed up with Amazon.com to deliver Mother's Day gift baskets. The baskets were featured in Amazon.com's gift store, giving GourmetMarket.Com exposure to nearly 8 million customers.

                  3. Affiliates. The Company pays a fifteen percent (15%) commission to affiliates who send customers to its GourmetMarket.Com web site. The Company has about 150 affiliates. The Company estimates that this number will grow to about 1,500 by mid-2000 as a result of the Company's agreement with LinkShare Network(TM), the leader in partnership-based marketing programs on the Web, which the Company has retained to identify, secure and manage new affiliate web sites.

                  4. Miscellaneous Partners. The Company has established other partnerships that help drive traffic and sales. The Company is a featured merchant with Merrill Lynch credit card holders. The Company also has agreements with CyberGold, E-centives, Netcentives, Junglee, coolsavings and many others for its GourmetMarket.Com web site.

                  5. Print Media Partnerships. The Company has established co-promotional relationships with off-line media partners. These include a non-profit radio station for which the Company provides goods for fund-raising, and more than 25 leading print magazines focusing on the culinary and lifestyle categories. This represents an immediate marketing opportunity for GourmetMarket.Com because these publications provide GourmetMarket.Com with significant additional advertising exposure in exchange for the Company listing them on the GourmetMarket.Com web site.

                  Other parts of the Company's GourmetMarket.Com distribution program include:

                  o Search Engine Registration. The Company is working to
                    registering different parts of its GourmetMarket.Com web site and product offerings with the principal search engines.

                  o Corporate Program. This program caters to corporate need gifts to employees and others.

                  o Public Relations. The Company employs a full-time public relations person responsible for promoting and exposing the Company and promoting the Company's GourmetMarket.Com product offerings.

                  Technology
                  ----------

                  The Company employs technology developed by i-Labs, Ltd. ("i-Labs"), one of the founders of GourmetMarket, to maintain its GourmetMarket.Com web site, process orders and, in general, make the online experience easy and satisfying. i-Labs customers, which include Apple Computers, among others, are generally much larger, better-capitalized, and handle more transactions than the Company. The Company believes that its relationship with i-Labs, which is a founder of GourmetMarket.Com, has enabled the Company to not only compete with better capitalized web sites, but has also positioned GourmetMarket.Com to be able to provide better service than virtually any competitor, regardless of size.

                  Through its i-Labs relationship, the Company also has begun using MarketDrive(TM), a sophisticated technological tool that helps convert site visitors to buyers. The software enables the GourmetMarket.Com web site to offer more of what the site's customers want today, as well as forecast trends in products, prices and required delivery times.

                  Vendors
                  -------

                  The specialty food industry is dependent on the craftsmanship necessary to produce many of its products. Many of its vendors need significant planning and guidance to handle dramatic increases in order volume. The Company has focused on vendor relationships and order procedures, quality assurance, packaging requirements, and exclusive product offerings.

                  The Company is confident in its vendors' abilities to handle GourmetMarket.Com's increases in product sales. To help mitigate supply concerns, the Company's technology incorporates an overflow system that allows the Company to anticipate and use maximum daily quantities from individual vendors. Once a vendor has reached its maximum quantity, the Company's system will roll over to a back-up vendor which fulfills similar products. This approach will assist the Company in managing vendor bottlenecks associated with limitations in supply.

                  Inventory
                  ---------

                  Non-perishable foods and kitchenware orders will be fulfilled via two third-party warehouses through the last quarter of 1999. The Company intends to shift to an internal warehouse solution in 2000. Perishable food orders will be fulfilled directly to customers via drop-ship by the manufacturers for the foreseeable future. The Company intends to include some perishable items in a centralized warehouse when the Company learns more about consumer buying patterns.

         Travlang.com
         ------------

         Travlang.com is a popular web site for information on foreign language on the Internet. The site focuses on two areas of interest: travel and language. Travlang.com has been in existence since 1995, has won several awards for excellence in the travel and leisure categories. (See http://www.travlang.com/languages/awards.html.) Features included on the site are 73 different foreign language tutorials, translation dictionaries, detailed information on planning and touring Europe, hotel reservations, and over 7,000 links to other web sites related to both travel and foreign language topics. This service is targeted to both business users and vacationers. The Company has no plan to promote or expand this web site in the foreseeable future.

Competition
-----------

         The Company believes that five web sites compete with its GourmetMarket.Com web site: cooking.com, tavolo.com (known as Digital Chef), greatfoods.com, virtual vinyards.com, and 911 gifts.com. In addition there are different retail and catalog businesses that have a web presence (for example, Balducci's, Williams Sonoma, and Crate and Barrel). Many of these competitors are better-funded than the Company and have better brand recognition. The Company believes that its GourmetMarket.Com web site has four major advantages over these competitors:

         o GourmetMarket.Com's merchandizing strategy consists of becoming a one-stop shop for the customer's every gourmet need. Competitors do not offer the same range of gourmet foods and products.

         o GourmetMarket.Com offers superior product quality. The gourmet and specialty food industry is, above all, about taste. The Company sifts through the entire universe of gourmet products to deliver only the highest quality products. Because GourmetMarket.Com's customers will not give it a second chance, the Company intends to provide high quality products and services. This focus differentiates GourmetMarket.Com from some of its online competitors, which often sacrifice quality for quantity.

         o GourmetMarket.Com offers a comprehensive selection of gourmet foods and products, including an in-depth assortment of perishable foods. At the same time, GourmetMarket.Com is able to accommodate large-volume orders.

         o GourmetMarket.Com's content offering surpasses its competitors. The Company owns a large library of rich media content and, internally, has the knowledge to create and handle this content in a way which the Company anticipates will allow it to dominate the broadband space in the gourmet e-commerce marketplace.

         Numerous travel web sites compete with Travlang.com. However, the Company does not believe that any competitor offers comparable language information and translations with more customary travel information and services.

Trademarks
----------

         In the course of its business, the Company employs, and intends to increase the use of, various trademarks, trade names and service marks, including its logo, in the packaging and advertising of its products. The Company believes that the use of service marks, trademarks and trade names are of considerable value and importance to its business and intends to continue to protect and promote its marks as appropriate. The Company does not have any trademark registered with the United States Patent and Trademark Office, but intends in the immediate future to file trademark registrations for GourmetMarket.Com and Travlang.com. The Company owns the domain names for both of its web sites.

Regulation
----------

         E-commerce is new and rapidly changing, and federal and state regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to the access of the Internet or e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. Additionally, the rapid growth of e-commerce may trigger the development of tougher consumer protection laws. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of the Company's online stores or could otherwise have a material adverse effect on the Company's business. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

         Further, several telecommunications carriers have requested the Federal Communications Commission ("FCC") to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and online service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could adversely effect the Company's business.

         GourmetMarket.Com ships anywhere in the United States and Canada. Due to alcohol shipping restrictions in certain states, wine orders are shipped directly from the winery to California, Oregon, Washington, Colorado, New Mexico, Idaho, Missouri, Minnesota, Iowa, Illinois, Wisconsin and West Virginia.

Although the Company does not, at present, distribute wine in all 50 states, the Company is continuously expanding its network as its resources and governmental regulation allow.

         The sale of alcoholic beverages even within state lines to minors is also of great concern. GourmetMarket.Com takes every precaution to prevent selling alcohol to minors, including the following steps:

         o When a customer attempts to purchase wine, GourmetMarket.Com issues an online warning notifying the customer that he/she must be over 21 to purchase alcohol from the site.
         o An adult signature and identification is required to receive the order.
         o A valid credit card is required to place the order.

         o All local laws related to the protection of minors are followed.

Employees
---------

         The Company has sixteen employees. None of the employees belongs to a union. The Company believes that its employee relationship is excellent.

Item 2. Management's Discussion and Analysis or Plan of Operation

         The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement. Sterling Partners, Inc. (which is referred to in this Registration Statement as the "Company") was substantially inactive in the years ended December 31, 1997, and 1998, and became active upon its merger on January 29, 1999, with GourmetMarket.Com, when it began to operate GourmetMarket.Com's business. Accordingly, the information which follows reflects the business and operations of GourmetMarket.Com from its inception on November 7, 1997, until its merger into the Company on January 29, 1999. Information provided for any period after January 29, 1999, including information with respect to the six months ended June 30, 1999, is provided on a pro forma basis as if the Company's merger with GourmetMarket.Com had occurred as of January 1, 1999.

Results of Operations
---------------------

         Years Ended December 31, 1997 and 1998
         --------------------------------------

         The Company had nominal sales in 1997 and sales of $132,693 in the year ended December 31, 1998. The Company had a gross profit of $462 in the year ended December 31, 1997, compared to a gross profit of $9,306 in the year ended December 31, 1998. The Company had a loss from operations of $78,398 in the year ended December 31, 1997, compared to a loss of $722,898 of the comparable 1998 period. In the year ended December 31, 1997, the Company had significant organizational expenses as well as expenses associated with the start up of the Company's GourmetMarket.Com web site, including costs of acquisition of content and technology, and other expenses of the start-up of the Company's web site. These expenses continued during calendar year 1998 as selling, general and administrative expenses increased from $78,860 for the year ended December 31, 1997, to $707,448 for the year ended December 31, 1998.

         Six Months Ended June 30, 1998 and 1999
         ---------------------------------------

         The Company's revenues increased from $2,787 for the six months ended June 30, 1998, to $293,017 for the six months ended June 30, 1999, as a result of the Company's increased marketing efforts, web site development, and addition of products. Selling, general and administrative expenses increased from $304,120 for the six months ended June 30, 1998, to $2,261,023 for the six months ended June 30, 1999, as the Company added staff, increased marketing, and entered into third party agreements with America Online, Excite, @Home, and other business partners. The Company had a loss from operations of $303,804 for the six months ended June 30, 1998, compared to a loss of $2,279,985 for the comparable 1999 period, primarily as a consequence of the substantial costs associated with its business expansion and other non-recurring expenses.

         In January 1999, the Company completed its merger with GourmetMarket.Com. At the time of the merger, the Company also completed a private placement for 950,000 shares of its common stock and realized gross proceeds of $950,000 from the sale of such shares. The proceeds from the sale of these shares provided the Company with capital necessary to develop its web sites, invest in new technology and hardware, hire additional personnel, and enter into significant marketing contracts. The cost of these purchases and expenses, which were necessary to grow the Company's business, was significant compared to the increase in sales for the comparable period. However, management anticipates that these expenses will lead to significant increases in sales in the balance of 1999 and in 2000. The Company also incurred significant one-time expenses in the six months ended June 30, 1999, including stock-based compensation of $950,000 from the sale of shares at a price below the price of the Company's January 1999 private placement, and also $150,000 in consulting fees incurred in connection with the Company's merger with GourmetMarket. The Company also incurred substantial advertising and promotional costs for the six months ended June 30, 1999. The Company believes that the expenses for stock-based compensation, contract services and professional fees were mostly non-recurring and that they were necessary to the Company's initial efforts to attract outside capital and prepare for significant business growth.

Liquidity and Capital Resources
-------------------------------

         The Company had total current assets of $42,600 at December 31, 1998, compared to total current assets of $93,888 at June 30, 1999. Total assets increased from $450,212 at December 31, 1998, to $650,126 at June 30, 1999,
primarily as a result of an increase in license agreements. During the same period, the Company's total current liabilities increased form $369,083 to $857,675 as the Company borrowed to pay operating expenses and significantly increased accounts payable and accrued expenses. The Company used net cash for operations of $73,769 from November 7, 1997, to December 31, 1997, compared to $640,746 for the year ended December 31, 1998. Net cash used for operations increased from $292,813 for the six months ended June 30, 1998, to $1,119,720 for the six months ended June 30, 1999, as the Company paid costs associated with its substantial business expansion in 1999.

         During the period from November 7, 1997, to December 31, 1997, the Company paid for operations by borrowing $100,000 from its founders. In September 1998 the Company acquired certain assets from one of the one of its founders, Arome, Ltd., for stock and a $300,000 purchase money note. During the six months ended June 30, 1999, the Company borrowed $275,000 to meet operating expenses. In the year ended December 31, 1998, the Company also provided cash to meet operating expenses by net proceeds from the sale of common stock of $658,916. The Company realized $964,129 from the sale of common stock on a private placement in the six months ended June 30, 1999, but did not sell stock in the first six months of 1998.

         The Company has incurred significant net losses and negative cash flows from operations since November 1997 as a result of the development of its GourmetMarket business operations. The Company has funded these losses primarily from the issuance of common stock to the Company's founders, loans by related parties, and the private placement of the Company's securities to individuals. At June 30, 1999, the Company had used substantially all of the proceeds of the private placement completed in January 1999, and had net cash reserves of $65,086 at June 30, 1999. In August 1999, the Company had insubstantial cash but completed a loan financing of $300,000 due March 2000. The Company has received commitments for an additional $200,000 of short-term loan financing and anticipates receiving the proceeds of such loans in September 1999. The Company believes that its cash reserves at September 1, 1999, together with income from operations will be sufficient to carry on its business through December 1999. The Company will be dependent in the foreseeable future on raising capital on a debt or equity basis to meet its operating expenses, as it will in all probability continue to incur operating losses through calendar year 2000. The Company anticipates that it will be able to continue to obtain working capital through the proceeds of equity or debt financing on a private basis, and is also exploring the availability of equity financing through a public offering.

Year 2000 Compliance
--------------------

         The Company's web system was designed to be year 2000 ("Y2K") compatible. The system was tested for its ability to accept orders for dates beyond January 1, 2000, and verify credit cards with year 2000 dates. In certain areas, where Y2K issues were discovered, it was considered a minor fix to fix the system. Therefore the Company does not consider Y2K issues to be of high risk or expensive to fix.

         The major Y2K risk may come from the Company's usage of third-party products. The Company's system is based on Microsoft Windows NT operating system running on the Intel Pentium Pro Processor, an Oracle database, and a NetScape WWW server. In addition, the Company is using external credit card processors, CyberSource online credit card transaction processing, an external server co-location hosting service (Exodus), and a third party accounting system for the purpose of billing, invoicing and reporting. These third-party vendors claim their products to be Y2K compatible, and the system, during testing, did not show any reason to question this claim. However, in the unlikely event that any of these vendor's products fail to be Y2K compatible, and the vendor does not offer any upgrade path to solve this failure, the Company will be required to upgrade its system. This upgrade may result in an expense of anywhere between $50,000 to $250,000. The Company believes that as its testing did not reveal any Y2K problems, it is unlikely that the Company's operation will be disturbed significantly, and the Company should be able to replace any incompatible component or fix any similar bug in a matter of days.

Item 3. Description of Property

          The Company occupies a 2,500 square foot office at 507 Howard Street, Suite 200, San Francisco, California 94105, on a lease basis. The Company anticipates that it will require new and expanded space in the near future, but has not estimated the location or cost of any such space.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The table below sets forth information with respect to the anticipated beneficial ownership of the Common Stock by (i) each of the directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of August 1, 1998. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Name and Address of                                  Number of Shares                                     Percentage
Beneficial Owner                                   of Beneficially Owned                              Ownership of Class
----------------                                   ---------------------                              ------------------
Chanan Steinhart(1)(2)                                  3,011,200                                           18.02%
507 Howard Street
San Francisco, CA 94105

Gideon Shalom-Ben Dor(3)(4)                             1,215,000                                            7.26%
21C Yegia Kapayim St Kiryat-Arie
Petach-Tikva, 49130 ISRAEL

Yishai Steinhart(3)                                     1,215,000                                            7.26%
21C Yegia Kapayim St Kiryat-Arie
Petach-Tikva, 49130 ISRAEL

Gideon Stein(3)                                         1,215,000                                            7.26%
21C Yegia Kapayim St Kiryat-Arie
Petach-Tikva, 49130 ISRAEL

MCG Partners, Inc.(5)                                   5,200,000                                           31.11%
7777 Glades Road #211
Boca Raton, FL 33434

Janis Johnson                                           1,360,800                                            8.14%
360 Turtle Creek Blvd. #4
Dallas, Texas 75219

All Executive Officers
and Directors as a group
(2 persons)                                             4,224,200                                           25.27%

Footnotes continued on next page.

----------------------------
(1)      Officer and Director.
(2) Includes 1,942,000 shares of which Mr. Steinhart is the record owner. Pursuant to Rule 13d-3, Mr. Steinhart may be deemed the beneficial owner of an aggregate of 1,069,200 shares of common stock held by the following corporations of which he is a principal shareholder, officer and director: Arome Publishing U.S., Inc. (85,864 shares); Arome, Ltd (583,200 shares); and Market Street Publishing (400,136 shares).
(3) Messrs. Shalom-Ben Dor, Yishai Steinhart and Gideon Stein are shareholders, officers and directors of i-Labs, which is one of the founders of GourmetMarket. Yishai Steinhart is the brother of Chanan Steinhart.
(4)      Director.
(5) Pursuant to Securities and Exchange Commission Rule 13d-3, C. Lawrence Rutstein and Neil Swartz, both of whom are principal shareholders of MCG Partners, Inc. ("MCG"), may each be deemed the beneficial owner of the shares of common stock held by MCG.

----------------------------

Item 5. Directors, Executive Officers, Promoters and Control Persons

         The following sets forth the names and ages of the Company's officers and directors. The directors of the Company are elected annually by the shareholders, and the officers are appointed annually by the board of directors.

Name                                     Age               Position
----                                     ---               --------

Chanan Steinhart                         43                President, Director

Gideon Shalom-Ben Dor                    42                Director

         Chanan Steinhart. Mr. Steinhart was a co-founder and president of Arome, Ltd., a founder of GourmetMarket.Com, from 1992 until 1998. Arome, Ltd., is an Israeli corporation engaged in publishing culinary CD-ROMS. While at Arome, Ltd., Mr. Steinhart was responsible for development of business partner relationships and distribution of the Company's product in more than twenty countries. Also while employed by Arome, he participated in the development of Apple Computers e.commerce. Mr. Steinhart has received his undergraduate and law degrees from Tel Aviv University in Israel.

         Gideon Shalom-Ben Dor. From 1984 until 1989, Mr. Shalom-Ben Dor managed research and development and localization projects at Yeda Computers, Israel. In 1990 he joined Apple Computers and was responsible for the shipment of the Hebrew MacOperatingSystems. From 1994-1995 Mr. Shalom-Ben Dor was employed by Pineapple Multimedia in Israel, where he managed various international projects for large telecommunication companies. Since 1995 he has been president of i-Labs. Mr. Shalom- Ben Dor received B.A. degrees in computer science and economics from Bar-Ilan University in Israel and an M.B.A. degree from San Jose State University in California, through the Apple Management Masters Program.

Board of Directors
------------------

         All directors of the Company hold office until the next annual meeting of stockholders or until their successors are elected and qualified.

         The Company's By-Laws eliminate the personal liability of officers and directors to the fullest extent permitted by Delaware Law. The effect of such provision is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was lawful. See "Description of Securities."

         There are no committees of the Board, which acts as the full Board with respect to any matter. No director receives any compensation for serving as a member of the Board of Directors.

Item 6. Executive Compensation

         The following tables and notes present for the three years ended December 31, 1998, the compensation paid by the Company to the Company's chief executive officer. No executive officer received compensation of at least $100,000 in 1996, 1997 or 1998.

                           Summary Compensation Table
                           --------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                       Long-Term Compensation
                                                             ------------------------------------------------------------------
                                                                          Awards                             Payouts
-------------------------------------------------------------------------------------------------------------------------------
                                                             Restricted           Securities
Name and                                                     Stock                Underlying                 All Other
Principal Position           Year          Salary ($)        Award(s)($)          Options/SARs(#)            Compensation($)
(a)(1)                       (b)           (c)(2)            (f)                  (g)(3)                     (i)
-------------------------------------------------------------------------------------------------------------------------------
Chanan Steinhart,            1998          $27,000           ---                  75,000                     ---
President,                   1997          $8,000            ---                  ---                        ---
Treasurer and a              1996          $-0-              ---                  ---                        ---
Director
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes information with respect to GourmetMarket.Com, a California corporation merged into the Company in January 1999. No compensation was paid to any officer or director of the Company (then known as Sterling Partners, Inc.) during calender years 1996, 1997, and 1998.
(2) Includes $8,000 of compensation paid to Mr. Steinhart through Market Street Publishing, a company controlled by Mr. Steinhart in 1997 and $27,000 paid to Mr. Steinhart through Arome Publishing U.S., Inc., in 1998. Mr. Steinhart was not paid any salary directly by the Company during the three years ended December 31, 1998.
(3) In January 1997 GourmetMarket.Com issued options for 75,000 shares of GourmetMarket common stock exercisable at a price of $.01 per share for a period of ten years. Pursuant to the merger agreement between GourmetMarket and the Company, in January 1999 the options issued to Mr. Steinhart were exchanged for an option issued by the Company for the purchase of 729,000 shares of common stock at an exercise price of $.001 per share. The option has been exercised in full. Also pursuant to the merger agreement, Mr. Steinhart is entitled to receive a performance-based option for the purchase of 900,000 shares of common stock exercisable at $1.00 per share. These options are exercisable over a period of ten years and vest over three years based on performance criteria which remain to be determined by the Company.


------------------

         As of December 31, 1998, Mr. Steinhart did not own any shares of the Company's common stock.

Item 7. Certain Relationships and Related Transactions

         The following discussion includes certain transactions by both the Company and GourmetMarket prior to their merger on January 29, 1999, and by the Company after that date.

         GourmetMarket was formed in November 1997 by i-Labs, Arome, Ltd., and Janis Johnson. i-Labs and its wholly-owned subsidiary, i-Labs-e.commerce, Inc., are controlled by Gideon Shalom-Ben Dor, a Director of the Company, and Yishai Steinhart, a brother of Chanan Steinhart, the Company's President. Chanan Steinhart is a principal shareholder, officer and director of Arome, Ltd. The founders of GourmetMarket had an oral agreement to provide capital, technology, content and services as they deemed necessary on a start-up basis. In consideration of their organizing GourmetMarket and their agreement to provide capital, services, technology and content, GourmetMarket issued shares of its common stock to each of its three founders. Prior to the merger of GourmetMarket into the Company, GourmetMarket had 763,500 shares of its common stock outstanding as follows: Arome , 123,500 shares; Janis Johnson, 140,000 shares; and i-Labs, 500,000 shares. These shares were each exchanged for 9.72 shares of common stock of the Company pursuant to the merger.

         On September 25, 1998, Arome Publishing U.S., Inc., assigned to GourmetMarket its copyright interest in certain wine programming content and contracts, including an agreement with Anthony Diaz Blue, for 63,500 shares of common stock. Also on September 25, 1998, Arome, Ltd., sold GourmetMarket recipes, videos, articles and other content described under the caption "Business--E-Commerce and the Specialty Food Industry" for 60,000 shares of common stock and GourmetMarket's 7.5% promissory note in the amount $300,000 payable from 10% of the proceeds of any financing in an amount greater than $1,500,000 completed after January 29, 1999. The note, which was assumed by the Company upon its merger with GourmetMarket, is secured by certain intellectual property and tangible personal property of the Company.

         At December 31, 1998, GourmetMarket had issued options for the purchase of 236,500 shares of its common stock at an exercise price of $.01 per share. Of this total, 185,667 options were vested but had not been exercised. Pursuant to the merger agreement between the Company and GourmetMarket, options for the purchase of GourmetMarket common stock were exchanged for options to purchase 2,298,780 shares of the common stock of the Company. Among those persons whose options were exchanged were Mr. Steinhart, who holds an option to purchase 729,000 shares of the Company's common stock; Josh Dickman, who at the time of the completion of the merger was an officer of the Company and who holds an option to purchase 194,400 shares of the Company's common stock; and Eric Ott, who was a director of the Company at the time of the merger and who holds an option to purchase 388,800 shares of the Company's common stock.

         In January 1999, MCG Partners, Inc., a newly-organized business consulting firm ("MCG"), agreed with GourmetMarket and the Company that MCG would assume certain obligations of Marblehead Capital Group, Inc., a firm which had provided guidance to the Company and Marblehead in connection with their proposed merger. Pursuant to that agreement, the Company issued MCG 100,000 shares of the Company's preferred stock in payment of the par value thereof and, upon the completion of the merger on January 29, 1999, paid MCG a $100,000 merger completion fee. MCG subsequently converted all of its shares of preferred stock into 6,030,000 shares of common stock. At the time of the merger, the Company entered into a consulting agreement with MCG pursuant to which it appointed MCG its exclusive agent through December 1, 2004, to provide financial advisory services to the Company. As compensation for its services, MCG is paid a monthly fee of $6,000 and will be entitled to receive a fee of 5% of the fair market value of any merger or acquisition arranged for the Company through MCG, together with a fee of ten percent (10%) of any debt financing arranged through MCG.

         On January 22, 1999, the Company entered into an employment agreement with Chanan Steinhart effective as of the date of the merger between the Company and GourmetMarket pursuant to which Mr. Steinhart is employed as the Company's President and Chief Executive Officer. The agreement continues unless terminated in accordance with its terms. The agreement provides for base compensation to Mr. Steinhart of $150,000 per year and for a ten year non-statutory stock option to purchase 900,000 shares of the Company's common stock at an exercise price of $1.00, subject to vesting in accordance with criteria to be designated by the Company's Board of Directors. As of the date of this Registration Statement, no criteria had been designated and none of the options had vested. The salary payable to Mr. Steinhart is subject to an agreement by MCG to purchase from Mr. Steinhart common stock of the Company owned by him at a price of $1.00 per share to the extent necessary to provide him with cash compensation of $150,000 in the first year of his employment.

         On February 1, 1999, the Company entered into a technical support agreement with i-Labs pursuant to which i-Labs agreed to provide support and maintenance of the Company's software in consideration of a monthly fee of $10,000.

         On February 1, 1999, the Company entered into an agreement with Rainmaker Capital, LLC ("Rainmaker"), a company owned by Eric Ott, who was then a director of the Company, pursuant to which Rainmaker agreed to provide investment banking services to the Company in consideration of a retainer of $5,000 per month for a period of twelve months ending February 1, 2000. Under the agreement Rainmaker is entitled to a fee of five percent (5%) of proceeds of any debt or equity financing, or merger or acquisition, for which it is responsible. Also on or about February 1, 1999, the Company paid Rainmaker an advisory fee of $50,000 for its advice to GourmetMarket in connection with the merger.

         In March 1999 the Company issued 1,000,000 shares of common stock to JNG & Associates, Inc., for cash of $50,000. JNG is wholly-owned by Joshua Greenberg, the stepson of C. Lawrence Rutstein, who was then a director of the Company and a principal shareholder, officer and director of MCG. In May 1999 the Company executed a revolving loan note with JNG & Associates, Inc., in the maximum principal amount of $1,000,000. The Company had borrowed $340,000 from JNG through August 31, 1999, pursuant to this note.

Item 8. Description of Securities

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, which are exhibits to this Registration Statement.

Common Stock
------------

         The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share. As of September 2, 1999, the Company had 18,025,921 shares of common stock issued and outstanding. In January 1999, the Company's shares were reverse-split on a 1 share for 4 share basis and the Company's authorized shares of Common Stock were reduced at the same time from 100,000,000 shares to 25,000,000 shares.

         The holders of shares are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares. All shares now outstanding are fully paid, validly issued and non-assessable. Each share is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common shares do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. The election of directors is subject to a voting provision of the merger agreement between the Company and GourmetMarket. Under that provision the former holders of GourmetMarket common stock have the right to elect three of the five board members unless the Company fails to meet performance criteria not established as of the date of this Registration Statement.

Preferred Stock
---------------

         The Company has authorized 100,000 shares of $.001 par value preferred stock, all of which are designated Series A Preferred Stock ("Preferred Stock") and none of which were issued and outstanding at September 1, 1999.

         Each holder of shares of Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock are convertible. Except as otherwise provided by law, holders of Preferred Stock vote together with holders of Common Stock as a single class. The consent of not less than two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, is necessary for the Company to sell all or substantially all of its assets or to effect any merger, consolidation, share exchange or similar transaction to which the Company is a party, or to enter into any other transaction resulting in the acquisition of a majority of the outstanding voting stock of the Company by another corporation or entity.

         Holders of the Preferred Stock have the right to convert their shares into shares of Common Stock on the basis of 60.3 shares of Common Stock for each share of Preferred Stock. The conversion rate is subject to adjustment for certain stock splits and combinations, a stock dividend or distribution by the Company, and certain other changes in the Company's capital structure, including any change on merger or reorganization.

         The holders of Preferred Stock have a liquidation preference equal to $.10 per share of Preferred Stock, plus accrued and unpaid dividends, if any, and interest thereon. The Preferred Stock does not have a dividend preference.

         The Preferred Stock has no sinking or redemption fund.

Dividend Policy
---------------

         The Company has not paid any dividend to its shareholders for any class of stock and does not anticipate paying any such dividend in the foreseeable future.

Transfer Agent
--------------

         The Company's registrar and transfer agent is Florida Atlantic Stock Transfer, 7130 Knob Hill Road, Tamarac, Florida 33321.

Stock Option Plan
-----------------

         The Company has adopted a 1999 Stock Option Plan and has reserved 4,800,000 Shares of Common Stock for issuance upon the exercise of options which the Board of Directors has the authority to grant to key employees, officers, directors and consultants of the Company as part of the Plan. To date the Company has issued 1,506,600 incentive stock options and 792,180 non-statutory stock options outstanding, none of which have been exercised. All outstanding options are exercisable at $.001 per share of Common Stock. The vesting provisions and other material provisions of the options vary.

                                     PART II
                                     -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol WINE.

         The following bid quotations have been reported for the period beginning January 15, 1999, when the Company's common stock commenced trading on the OTC Bulletin Board, and ending June 30, 1999. The Company's common stock was not quoted on the OTC Bulletin Board prior to January 15, 1999.

                                                     Bid Prices
                                                     ----------
         Period                                High              Low
         ------                                ----              ----
Quarter Ended March 31, 1999                  5.7500            0.3750
Quarter Ended June 30, 1999                   2.9375            0.9375

         Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

         The Company has been advised that eight member firms of the NASD are currently acting as market makers for the common stock. There is no assurance that an active trading market will develop which will provide liquidity for the Company's existing shareholders or for persons who may acquire common stock through the exercise of warrants.

         As of September 2, 1999, there were 109 holders of record of the Company's common stock. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners.

         As of September 2, 1999, there were 18,025,921 shares of Common Stock issued. Of those shares 15,950,920 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering.

         In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

         No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

         The Company has not paid a cash dividend on the common stock since current management joined the Company in 1996. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

Item 2. Legal Proceedings

        The Company is not a party to any legal proceeding.

Item 3. Changes In and Disagreements With Accountants

        None.

Item 4. Recent Sales of Unregistered Securities.

         In December 1998 the Company issued 2,900,000 shares of its common stock (calculated on a pre-reverse stock split basis) for a subscription receivable of $29,000. Shares were issued to a sophisticated investor pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

         In January 1999 the Company issued 100,000 shares of its Series A Convertible Preferred Stock to MCG Partners, Inc., a related party and a sophisticated investor, for a subscription receivable of $10,000 pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

         In January 1999 the Company issued 950,000 shares of common stock for cash consideration of $950,000 to sophisticated investors pursuant to the exemption from registration provided by Regulation D, Rule 504.

         In March 1999 the Company issued 1,000,000 shares of common stock for cash consideration of $50,000 to a sophisticated investor pursuant to the exemption from registration provided by Regulation D, Rule 504.

Item 5. Indemnification of Directors and Officers

         The statutes, charter provisions, by-laws, contracts or other arrangements under which controlling persons, directors or officers of the Company are insured or indemnified in any manner against any liability which may occur in such capacity are as follows:

         The General Corporation Law of Delaware (the "DGCL") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The Company's by-laws provide for the elimination and limitation of the personal liability of directors of the Company for monetary damages to he fullest extent permitted by the DGCL. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligence or grossly negligent behavior), except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company ro any stockholder to seek non-monetary relief such as an injunction or recision in the event of a breach of a director's duty of care. The by-laws also provide that the Company shall, to the full extent permitted by the DGCL, as amended from time-to-time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents.

                                    PART F/S
                                    --------

                          Index to Financial Statements
                          -----------------------------

GourmetMarket.Com, Inc. (formerly GourmetMarket.Com)
----------------------------------------------------

Report of Independent Certified Public
 Accountants.................................................................F-2

Balance Sheet - June 30, 1999 (unaudited)
 and December 31, 1998.......................................................F-3

Statement of Operations - Six Months Ended
 June 30, 1999 and 1998 (unaudited), Year Ended
 December 31, 1998, and From November 5, 1997
 (date of inception) to December 31, 1997....................................F-4

Statement of Stockholders Equity - From November
 5, 1997 (date of inception) to December 31, 1997,
 Year Ended December 31, 1998, and Six Months
 Ended June 30, 1999 (unaudited).............................................F-5

Statement of Cash Flows - Six Months Ended
 June 30, 1999 and 1998 (unaudited), Year Ended
 December 31, 1998, and From November 5, 1997
 (date of inception) to December 31, 1997....................................F-6

Notes to Financial Statements................................................F-7

Sterling Partners, Inc.
-----------------------

Report of Independent Certified Public
 Accountants................................................................F-19

Balance Sheet - January 29, 1999 (unaudited)
 and December 31, 1998......................................................F-21

Statement of Operations - Twenty-Nine Days Ended
 January 29, 1999 (unaudited) and Years Ended
 December 31, 1998 and 1997.................................................F-22

Statement of Stockholders Equity - Twenty-Nine
 Days Ended January 29, 1999 (unaudited) and
 Years Ended December 31, 1998 and 1997.....................................F-23

Statement of Cash Flows - Twenty-Nine Days
 Ended January 29, 1999 (unaudited) and Years
 Ended December 31, 1998 and 1997...........................................F-25

Notes to Financial Statements...............................................F-26

                                    PART III



Item 1. Index to Exhibits

Exhibit No.  Description                                                Page No.
-----------  -----------                                                --------

2.1 Merger Agreement among Sterling Partners Inc., GourmetMarket.Com, and Marblehead Capital Group, Inc.
3.1          Articles of Incorporation, as amended
3.2          By-Laws
10.1         1999 Stock Plan
10.2         Agreement with Rainmaker Capital dated February 1, 1999
10.3         Technical Support Agreement with i-Labs, Ltd., dated
             February 1, 1999
10.4 Letter Agreement with Richmond House Marketing and Promotions dated February 15, 1999
10.5 Consulting Agreement, as amended, dated as of January 29, 1999
10.6         Agreement with At Home Corporation dated April 29, 1999
10.7         Shopping Channel Promotional Agreement dated May 6, 1999
10.8         Employment Agreement with Chanan Steinhart dated
             January 22, 1999
10.9         Assignment and Transfer Agreement dated
             September 25, 1998
10.10        Development and License Agreement dated March 31, 1997
10.11        Assignment Agreement dated November 6, 1997
10.12        Stock Purchase and Assignment Agreement dated
             September 25, 1998


Item 2.   Description of Exhibits

          None.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GOURMETMARKET.COM, INC.


Dated:   September 18, 1999                  By:  /s/  Chanan Steinhart
      --------------------------             --------------------------------
                                                 Chanan Steinhart, President

                          INDEX TO FINANCIAL STATEMENTS



GOURMETMARKET.COM, INC. (formerly GourmetMarket.com)

Report of Independent Certified Public Accountants                           F-2

Balance Sheet - June 30, 1999 (unaudited) and December 31, 1998              F-3

Statement of Operations - Six Months Ended June 30, 1999                     F-4
   and 1998 (unaudited),   Year ended December 31, 1998,
   and From November 5, 1997 (date of inception) to December 31, 1997

Statement of Stockholders' Equity - From November 5, 1997                    F-5
   (date of inception ) to December 31, 1997,
   Year ended December 31, 1998, and
   Six Months Ended June 30, 1999 (unaudited)

Statement of Cash Flows - Six Months Ended June 30, 1999                     F-6
   and 1998 (unaudited), Year ended December 31, 1998, and From November 5, 1997 (date of inception) to December 31, 1997

Notes to financial statements                                                F-7

               REPORT OF INDEPENDENT PUBLIC CERTIFIED ACCOUNTANTS



To the Shareholders and
  Board of Directors
GourmetMarket.Com, Inc.


We have audited the accompanying balance sheet of GourmetMarket.com, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998, and from November 5, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GourmetMarket.com, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998, and from November 5, 1997 (date of inception) to December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that GourmetMarket.com, Inc. will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations and has working capital and total stockholders' deficiencies at December 31, 1998. Furthermore, at December 31, 1998 the Company could not demonstrate that it had sufficient liquidity to meet its routine operating costs for the next year. These circumstances raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                       /s/ Margolies, Fink and Wichrowski

June 5, 1999

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)
                                  BALANCE SHEET

ASSETS                                                                      June 30,
                                                                              1999          December 31
                                                                           (unaudited)          1998
                                                                           -----------      ------------
Current assets:
  Cash and cash equivalents (Note 1)                                        $     65,086    $      41,378
  Accounts receivable                                                             28,802            1,222
                                                                            ------------    -------------

          Total current assets                                                    93,888           42,600

Property and equipment
  less accumulated depreciation (Notes 1 & 2)                                     40,700              673

License agreements, less accumulated amortization                                514,173          405,350
Other assets                                                                       1,365            1,589
                                                                            ------------     ------------

                                                                            $    650,126     $    450,212
                                                                            ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Current maturities of long-term debt                                      $    602,705     $    300,000
  Accounts payable and accrued expenses                                          254,970           69,083
                                                                            ------------     ------------

          Total current liabilities                                              857,675          369,083
                                                                            ------------     ------------

Long-term debt less current maturities                                            14,678                -
                                                                            ------------    -------------


Stockholders' equity (deficit):
  Convertible preferred stock (Series A), par value $.001
    authorized 10,000,000, issued 0                                                    -                -
  Common stock, $.001 par value; authorized
    25,000,000 shares;16,713,720 and 7,421,220 shares (restated) issued and outstanding at March 31, 1999
    and December 31, 1998, respectively                                           16,189              764
  Additional paid-in capital                                                   2,881,866          881,662
  Retained deficit                                                            (3,081,282)        (801,297)
                                                                            ------------     ------------

                                                                                (183,227)          81,129

Less subscriptions receivable                                                    (39,000)               -
                                                                            ------------     ------------

          Total stockholders' equity (deficit)                                  (222,227)          81,129
                                                                           -------------    -------------

                                                                           $     650,126     $    450,212
                                                                           =============     ============


                          The accompanying notes are an
                   integral part of these financial statements

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)
                             STATEMENT OF OPERATIONS

                                                                                                           From
                                                         Six Months      Six Months                     November 5,
                                                           Ended           Ended            Year        1997 (date of
                                                          June 30,        June 30,         Ended       inception) to
                                                            1999            1998        December 31,   December 31,
                                                        (unaudited)     (unaudited)         1998           1997
                                                        ----------      ----------          ----           ----
Sales                                                   $    293,017   $        2,787   $    132,693    $      1,000

Cost of sales                                                255,307            2,471        123,387             538
                                                        ------------   --------------   ------------    ------------


Gross profit                                                   37,710            316           9,306             462
                                                        ------------   --------------   ------------    ------------

Selling, general and administrative expenses:
   Payroll and payroll taxes                                 240,769         127,637         264,811          30,802
   Stock based compensation                                  950,000                         100,000
   Occupancy & office expenses                                26,158          16,583          41,368           7,240
   Contract services and professional fees                   535,244          87,211         166,672          24,666
   Internet servicing expenses                                72,704          21,754          28,652           2,144
   General and administrative expenses                       118,215          21,845          48,508          11,191
   Advertising and promotion                                 265,975          28,866          38,719           2,614
   Depreciation and amortization                              51,958             224          18,718             203
                                                        ------------   --------------   ------------    ------------

                                                           2,261,023         304,120         707,448          78,860
                                                        ------------   --------------   ------------    ------------

Income (loss) from operations                             (2,223,313)       (303,804)       (698,141)        (78,398)
                                                        ------------   --------------   ------------    ------------

Other income (expenses):
  Interest expense
                                                             (16,672)                        (24,757)
  Loan extension fee                                         (40,000)              -               -              -
                                                        ------------   --------------   ------------    ------------
  Total other income (expenses)                              (56,672)              -         (24,757)             -
                                                        ------------   --------------   ------------    ------------

Income (loss) before income taxes                         (2,279,985)       (303,804)       (722,898)        (78,398)

Income tax expense                                                 -               -               -               -
                                                        ------------   --------------   ------------    ------------

Net loss                                                 $(2,279,985)   $   (303,804)   $   (722,898)   $    (78,398)
                                                         ===========    ============    ============    ============

Net loss per common share:
  Basic:
    Net loss per common share                            $      (.15)   $      (3.13)   $       (.52)   $       (.82)
                                                         ===========    ============    ============    ============

Weighted average shares outstanding (restated)            14,902,933          97,200       1,398,187          97,200
                                                         ===========    ============    ============    ============

  Diluted:
    Net loss per common share                            $      (.15)   $      (3.13)   $       (.52)   $       (.82)
                                                         ===========    ============    ============    ============

Weighted average shares outstanding (restated)            14,902,933          97,200       1,398,187          97,200
                                                         ===========    ============    ============    ============

                          The accompanying notes are an
                   integral part of these financial statements

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)
                        STATEMENT OF STOCKHOLDERS EQUITY



                                               Common  Stock          Additional
                                           Number of        Par         paid-in      Subscriptions     Retained
                                             Shares        Value        Capital        Receivable      (deficit)        Total
Balance, November 5, 1997
  (Date of inception)                        10,000   $      10   $           -   $           -   $           -  $          10

  Net loss                                       -           -               -               -          (78,398)       (78,398)
                                         ----------   ---------     -----------   -------------     -----------    -----------

Balance, December 31, 1997                   10,000          10                                         (78,398)       (78,388)
                                                                              -

Issuance of common for cash                 138,000         138                                                            138

Issuance of stock in exchange for
   rights & services                        223,500         224         223,276                                        223,500

Issuance of stock in exchange for
  debt extinguishment                       392,000         392         658,386                                        658,778

  Net loss                                        -           -               -               -        (722,899)      (722,899)
                                         ----------   ---------     -----------   -------------     -----------    -----------

Balance, December 31, 1998                  763,500         764          881,662              -        (801,297)        81,129

Shares held by former Sterling
  Partners, Inc. shareholders             8,230,000       7,705         945,424         (39,000)                       914,129

Issuance of additional shares
  Pursuant to merger agreement            6,657,720       6,658          (6,658)                                             -

Proceeds of private placement             1,000,000       1,000         999,000                                      1,000,000
  of stock

Acquisition of Travlang                      62,500          62          62,438                                         62,500

  Net loss                                        -           -               -               -      (2,279,985)    (2,279,985)
                                         ----------   ---------     -----------   -------------     -----------    -----------
Balance, June 30, 1999 (unaudited)       16,713,720   $  16,189     $ 2,881,866   $     (39,000)    $(3,081,282)   $  (222,227)
                                         ==========   =========     ===========   =============     ===========    ===========





                          The accompanying notes are an
                   integral part of these financial statements

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)
                             STATEMENT OF CASH FLOWS


                                                                                                               From
                                                            Six Months      Six Months                     November 5,
                                                               Ended          Ended            Year       1997 (date of
                                                             June 30,        June 30,         Ended       Inception) to
                                                               1999            1998        December 31,    December 31,
                                                            (unaudited)    (unaudited)         1998            1997
                                                            ----------     ----------          ----            ----
Cash flows from operating activities:
    Net loss                                                 $(2,279,985)  $   (303,804)  $  (722,898)     $    (78,398)
                                                             -----------   ------------   -----------      ------------

Adjustments to reconcile net income to net:
  cash provided by (used for) operating activities
  Depreciation and amortization                                   51,958            224        18,718               203

  Non cash compensation                                          950,000
Changes in assets and liabilities:
  Accounts receivable                                            (27,580)           523          (222)           (1,000)
  Accounts payable and accrued expenses                          185,887         10,244        63,656             5,426
                                                            ------------  --------------  --------------  --------------

Total adjustments                                              1,160,265         10,991        82,152             4,629
                                                            ------------  --------------  -------------   --------------

Net cash used for operations                                  (1,119,720)      (292,813)     (640,746)          (73,769)
                                                             -----------  --------------   -------------   -------------

Net cash used in investing activities:
  Acquisition of license agreements and other assets             (12,500)                                        (2,240)
  Purchase of equipment                                          (42,127)        (1,564)         (793)                -
                                                              -----------  --------------   -------------   -------------

    Net cash used for investing activities                       (54,627)        (1,564)         (793)           (2,240)
                                                              -----------  --------------   -------------   -------------


Cash flows from (used in )financing activities
  Proceeds from notes payable and advances                       275,000        340,000                         100,000
  Payments of long term debt                                     (41,074)
  Proceeds from issuance of common stock                         964,129              -       658,916                10
                                                              -----------  -------------   -------------   -------------

    Net cash provided by financing activities                  1,198,055        340,000       658,916           100,010
                                                              -----------  -------------   -------------   -------------

Net increase (decrease) in cash
    and cash equivalents                                          23,708         45,623        17,377            24,001

Cash and cash equivalents, beginning of period                    41,478         24,001        24,001                 -
                                                              -----------  -------------   -------------   -------------

Cash and cash equivalents, end of period                     $    65,086  $      69,624    $   41,378      $     24,001
                                                             ===========  ==============   =============   =============

Supplemental disclosure:

Acquisition of license agreements for stock                  $    62,500  $           -    $  123,500      $          -
                                                             ===========  ==============   =============   =============

Issuance of common stock for services                        $   950,000  $           -    $  100,000      $          -
                                                             ===========  ==============   =============   =============

Acquisition of license agreements for debt                   $    83,317  $           -    $  300,000      $          -
                                                             ===========  ==============   =============   =============


                          The accompanying notes are an
                   integral part of these financial statements

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and basis of presentation

Gourmet Market.com was formed on November 5, 1997. The Company is an online marketplace specializing in the sale of premium culinary products, including wine, chocolates, cigars, and kitchenware. The Company currently owns and operates two web sites, GourmetMarket.com and Travlang.com. Gourmet's mission is to establish itself as the leading online culinary community, providing an unmatched selection of the finest gourmet products, resources and expertise.

On January 29, 1999, GourmetMarket.com, (a California corporation), was acquired by Sterling Partners, Inc., a non-operating Delaware corporation, in a reverse merger, which was accounted for as a recapitalization in accordance with APB 16. At the same time Sterling Partners, Inc. changed its name to GourmetMarket.Com, Inc. (a Delaware corporation) and emerged as the surviving Corporation.

Cash equivalents

Cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Property and equipment

Property and equipment are carried at cost. The Company provides depreciation for financial purposes over the estimated useful lives of fixed assets using the straight-line method. Upon retirement or sale of fixed assets, their net book value is removed from the accounts and the difference between such net book value and proceeds received is recorded in income. Expenditures for maintenance repairs are charged to expense; renewals and improvements are capitalized.

Revenue recognition

The Company recognizes income, and expenses when the merchandise is shipped.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting for income taxes. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.


Net income (loss) per share

Net loss per share is determined by dividing net loss by the weighted average common shares outstanding. The outstanding common shares reflect the reorganization of Gourmet Market.com. Common stock equivalents, consisting of stock options in fiscal 1998 and 1999, were antidilutive and were not included in the calculation of net loss per share. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which simplifies the accounting for earnings per share by presenting basic earnings per share including only outstanding common stock and diluted earnings per share including the effect of dilutive common stock equivalents. The Company's basic and diluted earnings per share are the same, as the Company's common stock equivalents are dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These assumptions, if not realized, could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, primarily consisting of cash and cash equivalents, investments, accounts receivable, note receivable form related party, accounts payable, bank line of credit payable, and long-term debt, approximate fair value due to their short-term nature or interest rates that approximate market.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying value of long lived assets, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount to determine if a write down to market value or discounted cash flows is required.

Stock Based Compensation

Statement of Financial Accounting Standard no. 123 " Accounting for Stock Based Compensation" is effective for fiscal years beginning after December 15, 1995. Statement No. 123 provides companies with a choice to follow the provisions of No. 123 in the determination of stock based compensation expense or to continue with the provisions of APB25, " Accounting for Stock issued to employees". The Company has elected to follow APB 25 and will provide pro forma disclosure as required by statement No.123 in the notes to the financial statements.


2.       MANAGEMENT'S PLAN

The Company has incurred significant losses and negative cash flows from operations over the last seventeen months as a result of the development of its business operations. These losses have been funded primarily with the issuance of common stock through the Company's private placement of stock in January 1999. At June 30, 1999, the Company had net cash reserves of $65,086.

As a result of these factors, there exists substantial doubt about the Company's ability to continue as a going concern. However management of the Company is continually negotiating with various outside entities for additional working capital. From January 31, 1999 to June 30, 1999 the Company has raised $275,000 through additional debt funding.

To date, management has been able to raise the capital necessary to continue the implementation of the Company's fiscal year 1999 operating plan, however the Company's ability to successfully implement its plans and to improve its operations in the future is dependent upon a number of factors, some of which are beyond its control. There can be no assurance that the Company's operating results or financial conditions will improve in fiscal year 1999.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


3.       EQUIPMENT

Equipment consists of the following:


                                                                    June 30,
                                                                      1999          December 31,
                                                                  (unaudited)           1998              Lives
                                                                  -------------     -------------       ---------
Equipment                                                           $    42,920     $         793       5-7 years

Less accumulated depreciation                                            (2,220)             (120)
                                                                    -----------    --------------

                                                                    $    40,700     $         673
                                                                    ===========     =============

Depreciation expense for the year ended December 31, 1998, and from November 5, 1997 (date of inception) to December 31, 1997, were $120,and $0, respectively.


4.       LICENSE AGREEMENTS

License agreements consists of the following:

                                                                    June 30,
                                                                      1999          December 31,       Amortization
                                                                  (unaudited)           1998              Period
                                                                  -------------     -------------      -------------
Arome, Ltd. Internet content agreement                              $   360,000      $    360,000         7 years
America's Wine List  Program (AWL)                                       63,500            63,500         3 years
Travlang.com                                                            158,317                 -         5 years
                                                                    -----------      ------------
                                                                        581,817           423,500

  Less accumulated amortization                                         (67,644)          (18,150)
                                                                     ----------       -----------
                                                                     $  514,173       $   405,350
                                                                     ==========       ===========


On September 25, 1998 the Company entered into a transfer agreement with Arome Ltd., a related party, to acquire certain copyright interest, trademark interest in photographs, recipes, video, and articles making up content for internet publication. The internet content was acquired for $360,000 through the issuance of a note payable in the amount of $300,000, and 60,000 shares of the Company's common stock valued at $1.00 per share, the fair market value at September 25, 1998.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


4.       LICENSE AGREEMENTS (continued)

On September 25, 1998, the Company entered into a stock purchase and assignment agreement with Arome Publishing U.S., Inc., a related party, to acquire Arome Publishing's interest in America's Wine List, (AWL) a commercial internet program selling wine, and wine services, and presenting wine and wine content to a broad customer base. America's Wine Store (AWS) a comprehensive wine store on the internet, including wine reviews and tasting notes by Anthony Dias Blue. America's Wine List Program content was acquired for 63,500 shares of the Company's common stock valued at $1.00 per share, the fair market value at September 25, 1998.

On February 8, 1999, the Company acquired all the contracts, rights and interest in Travlang.com., a up to date repository on the internet of information regarding travel, and travel related agendas for traveling both domestically and abroad. Travlang.com includes language translations for travelers in more than 70 languages. Real-time currency exchanges, and a date bases of hotels in more than 120 countries from which travelers can book reservations.

Travlang's content rights & interest were acquired for $95,817 in cash and notes payable, and 62,500 shares of the Company's common stock valued at $1.00 per share totaling $158,317.


5.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of the following:

                                          June 30,
                                           1999            December 31
                                        (unaudited)            1998
                                         ----------        -----------
Accounts payable trade                   $  234,130        $    62,224
Accrued expenses                             20,840              6,859
                                         ----------        -----------

                                         $  254,970        $    69,083
                                         ==========        ===========


6.       LEASES

The Company leases its office facilities for approximately $2,215 on a month to month basis. Rent expense incurred by the Company for the year ended December 31, 1998, and from November 5, 1997 (date of inception) to December 31, 1997 was $3,082, and $23,805, respectively.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


7.       NOTES PAYABLE

Notes payable consists of the following:

                                                                             June 30,
                                                                               1999           December 31,
                                                                            (unaudited)           1998
                                                                            -----------      -------------
7.5%  note  payable,  repayment  to be made  from  any  debt or  equity     $    300,000     $    300,000
financing  which the Company  completes  after January 29, 1999 greater than  $1,500,000,  at 10% of the gross proceeds,  plus 10% of the gross financing fees in excess of $1,500,000  until the balance has been paid in full. Secured by certain copyright  interest,  trademark interest in photographs,  recipes,  video,  and  articles  making  up  content  for internet publication

7.0% note payable,  original  balance  $46,250  payable in twenty equal           42,383
monthly installments of $2,500 principal and interest,  commencing four months from date of note

8%  revolving  loan  payable,  due on  demand  or if  earlier  upon the          225,000
Company's  receipt  of  gross  proceeds  of  equity  or debt  financing aggregating more than $3,000,000  calculated from the date on issuance, unsecured

10% note payable, principal and interest due on August 31, 1999                   50,000

                                                                                       -                -
                                                                             -----------      -----------

                                                                                 617,383          300,000

Less current maturities                                                          602,705          300,000
                                                                             -----------      -----------

                                                                             $    14,678     $          -
                                                                             ===========     ============



                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


8.       INCOME TAXES

No provision for income taxes has been recorded in the accompanying financial statements as the result of the Company's net operating losses. The Company has unused tax loss carryforwards of approximately $801,000 at December 31, 1998 to offset future taxable income. Such carryforwards expire in years beginning in 2013. The deferred tax asset recorded by the Company as a result of these tax loss carryforwards is approximately $272,000 at December 31, 1998. The Company has reduced the deferred tax asset resulting from its tax loss carryforwards by a valuation allowance of an equal amount as the realization of the deferred tax asset is uncertain. The net change in the deferred tax asset and valuation allowance from January 1, 1998 to December 31, 1998 was an increase of approximately $246,000.


9.       STOCKHOLDERS' EQUITY, AND MERGER

Stockholders equity

On June 11, 1998 (effective November 5, 1997) the Company entered into a restricted stock purchase agreement with the Company's founders to issue 10,000 shares with a par value of $.001 of the Company's for $10.

On July 1, 1998 the Company issued an additional 138,000 shares of the Company's common stock with a par value of $.001 to one of the Company's founders for $138.

On September 25, 1998 the Company entered into a Stock Purchase and Assignment Agreement with Arome Publishing, Inc., a related party to acquire Arome Publishing's interest in America's Wine List, (AWL) a commercial internet program, selling wine, wine services, and presenting wine and wine content to a broad customer base. The Assignment of the interest was acquired for 63,500 shares of the Company common stock valued at $1 per share, the fair market value at September 25, 1998.

On September 25, 1998 the Company entered into a Stock Purchase and Assignment Agreement with Arome Ltd. a related party to acquire from Arome Ltd. certain copyright interest, trademark interest in photographs, recipes, video, and articles making up content for internet publication. The internet content was acquired for $360,000 by issuance of a note payable in the amount of $300,000 and 60,000 shares of the Company's common stock valued at $1 per share, the fair market value at September 25, 1998.

On December 1, 1998 the Company entered into Stock Purchase and Assignment Agreement with i-Labs Ltd. a related party, for the issuance of 100,000 shares of the Company's common stock. The stock was issued in consideration for the development services provided during 1998 by i-Labs Ltd. in connection with the design and development of the Company's website on the internet. The services provided were valued at $100,000 and were expensed during 1998.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


9.       STOCKHOLDERS' EQUITY, AND MERGER (continued)

On December 1, 1998 the Company entered into another Stock Purchase and Assignment Agreement with i-Labs Ltd., a related party, for the issuance of 392,000 shares of the Company's common stock as forgiveness of a note payable and accrued interest totaling $658,778.

On January 29, 1999, GourmetMarket.com, a California corporation, was acquired by Sterling Partners, Inc., a Delaware corporation in a reverse merger, which was accounted for as a recapitalization in accordance with to APB 16 whereby, the stockholders of GourmetMarket.com received 7,421,220 common shares of Sterling Partners, Inc in exchange for their 763,500 shares of GourmetMarket.com. At the same time Sterling Partners, Inc. changed its name to GourmetMarket.com, Inc. (a Delaware corporation) and emerged as the surviving Corporation.

On February 8, 1999, the Company acquired all the contracts, rights and interest in Travlang.com (see Note 8) for $95,817 in cash and notes payable, and 62,500 shares of the Company's common stock valued at $1 per share totaling.

On March 26, 1999, the Company issued in a private placement 1,000,000 shares of common stock for $50,000 in cash to a related party. As of the date of the transaction the fair market value of the stock approximated $1 per share. The Company has recorded compensation expense of $950,000 due to the issuance of the common stock at a discount from its fair market value.

Merger
------

The registrant, previously Sterling Partners, Inc., was incorporated in April 1993 under the laws of the state of Delaware. Prior to the transaction described below, Sterling Partners, Inc. was engaged in the business of acquiring tax lien certificates of redemption from various county governments located in Maryland. In May 1996 the Company acquired Sterling Real Estate Company, a Delaware corporation, which owned a commercial property in Cecil County, Maryland. The property was subsequently sold and in October 1998, the Company distributed all of its shares in its subsidiary, then known as Sterling Global, Ltd. to the Company's shareholders. As of the date of the transaction described below the Company was not engaged in any business.

As reflected in the Statement of Stockholders Equity, the Company recorded the merger with the public shell at its cost, which was zero, since at the time the public shell did not have any assets or equity. There was no basis adjustment necessary for any portion of the merger transaction as the assets of GourmetMarket.com were recorded at their net book value at the date of the merger.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


10.      RELATED PARTY TRANSACTIONS

On January 22, 1999 the Company entered into a contract with MCG Partners,  Inc.
(MCG) a merchant banking firm, and significant shareholder of Sterling Partners, Inc, (Sterling), to provide capital and strategic investment banking advice see (Note 12). In connection with this agreement MCG caused Sterling to commence an offering of Sterling common stock pursuant to Securities and Exchange Commission Rule 504 to raise $950,000 by January 31, 1999.

On February 1, 1999 the Company entered into a one year technical support agreement with i-Labs Ltd. a related party which calls for monthly payments of $10,000 plus reimbursement of related travel expenses.


11.      STOCK OPTIONS

At December 31, 1998, the Company has granted 236,500 stock options at an exercise price of $.01; of this total, 185,667 stock options were vested but not exercised. Pursuant the merger agreement with Sterling Partners, Inc., dated January 29, 1999, persons holding options for the purchase of GourmetMarket.com exchanged their options for options to purchase 2,298,780 of GourmetMarket.com, Inc. (formerly Sterling Partners, Inc.) common stock.

Transactions and other information relating to the plans are summarized as follows:

                                                   Incentive Stock Options
                                                  ------------------------
                                                                   Weighted
                                                  Shares         Ave. Price
                                                  ------         ----------

      Outstanding at December 31, 1997              65,000         $ .01

            Granted during 1998                    171,500           .01
                                               -----------

      Outstanding at December 31, 1998             236,500         $ .01
                                               ===========

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


11.      STOCK OPTIONS (continued)

Pro forma Disclosure

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" issued in October 1995. Accordingly, no compensation cost has been recognized for its fixed stock option plans with respect to its employees. Had compensation cost for the Company's fixed-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, the Company's pro forma net income, and pro forma net income per share would have been as indicated below:

                                                   1998              1997
                                                   ----              ----

Net loss, as reported                           $   (722,898)      $   (78,398)
                                                ============       ===========

Net loss, pro forma                             $   (722,898)      $   (78,398)
                                                ============       ===========

Net income per common share:
   Basic and dilutive
     Net loss, as reported                      $        (.52)     $      (.82)
                                                =============      ===========

     Net loss, pro forma                        $        (.52)     $      (.82)
                                                =============      ===========


For purposes of the preceding pro forma disclosures, the weighed average fair value of each option has approximated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, no dividend yield, volatility approximating 50%, risk free interest rate of 6.0%.


12.      COMMITMENTS AND CONTINGENCIES

On January 15, 1999 the Company entered into a contract with Richmond House, Inc. to provide business development and sales and marketing services. The contract is for one year at $10,000 per month plus a $2,000 per month overhead charge. Either party may terminate this agreement with a sixty day written notice.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


12.      COMMITMENTS AND CONTINGENCIES (continued)

On January 22, 1999 the Company entered into a contract with MCG Partners, Inc., a merchant banking firm, and significant shareholder of Sterling Partners, Inc., to provide capital and strategic investment banking advice. The consulting agreement provided for an upfront fee of $100,000 at the closing on the Company's merger with Sterling Partners Inc., and a monthly fee of $6,000 commencing February 1, 1999 through December 1, 2004, and a 5% fee on the value of any mergers or acquisitions arranged by MCG. This agreement may be terminated by mutual consent of the Company and MCG at any time or by either party upon a material default by the other party.

On February 1,1999 the Company entered into an agreement with Rainmaker Capital, Inc., a consulting group to assist in business development, capital sourcing, and interim financial consulting. The agreement is for twelve months, at $5,000 per month.

On January 22, 1999 the Company entered into an employment agreement with its President and Chief Executive officer which provides for compensation of $150,000 per year. Additionally the Company agreed to grant the president a ten-year non-statutory stock option to purchase 900,000 shares of the Company's common stock at an exercise price of $1.00 per share (the "Stock Option"). The stock option shall vest upon the satisfaction of certain performance criteria, which shall be unanimously approved by the Company's board of directors (the "Performance Criteria").


13.      SUBSEQUENT EVENTS

On April 29, 1999 the Company entered into a two year agreement with @Home Network. The terms of the agreement call for @Home Network to provide GourmetMarket.com, Inc. with persistent channel navigation, which will include access to the Food SubChannel Button, GourmetMarket.com Branding, Shopping Channel access along with marketing and promotional assistance throughout its network. The value of the services to be provided by @Home Network for development, promotion, and carriage during the term of this agreement are $800,000 in year one, and $1,450,000 in year two. All payments made during the Contract Year will become due in quarterly installments. Either party has the right to terminate the agreement at its discretion on or after the one-year anniversary date, or upon 30 days written notice, if the other party fails to cure a material breach under the agreement.

During May 1999 the Company entered into a $1,000,000 revolving loan agreement with a related party. As of June 30, 1999, the related party has advanced $225,000 under this agreement. The revolving loan agreement bears interest at 8%. The note is due on demand, or earlier, upon the Debtor's successful receipt of gross proceeds of equity or debt financing aggregating more than $3,000,000 calculated commencing from the date of the note.

                             GOURMETMARKET.COM, INC.
                          (formerly GourmetMarket.com)

                    NOTES TO FINANCIAL STATEMENTS (Continued)


13.      SUBSEQUENT EVENTS (continued)

Additionally during May 1999 the Company entered into an agreement with America Online (AOL), a provider of content and internet services. The agreement provides that the Company will have a promotional placement with AOL's shopping channel and that the Company and AOL will cross promote each other web sites. The agreement is for a ten-month period commencing in September 1999. The Company will pay AOL $104,405 per this agreement.

On June 14, 1999 the Company began offering units in a convertible debenture in an effort to raise $1,500,000. The units are being offered in a private placement to qualified investors. As of June 30, 1999 no funds have been raised through this offering.

On June 30, 1999 under the terms of a promissory note the Company borrowed $50,000 from an unrelated third party. The note bears interest at ten percent and is payable in full on August 31, 1999.

                          INDEX TO FINANCIAL STATEMENTS


STERLING PARTNERS, INC.

Report of Independent Certified Public Accountants                          F-20

Balance Sheet - January 29, 1999 (unaudited),                               F-21
  and December 31, 1998

Statement of Income - Twenty nine days ended                                F-22
  January 29, 1999 (unaudited) and years
  ended December 31, 1998 and 1997

Statement of Stockholders' Equity - Twenty nine days ended                  F-23
  January 29, 1999 (unaudited), and years
  ended December 31, 1998 and 1997

Statement of Cash Flows - Twenty nine days ended                            F-25
  January 29, 1999 (unaudited), and years
  ended December 31, 1998 and 1997

Notes to financial statements                                               F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and
  Board of Directors
  Sterling Partners, Inc.

We have audited the accompanying balance sheet of Sterling Partners, Inc. as of December 31, 1998 and the related statements of income, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Partners, Inc. as of December 31, 1998, the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.


                                        /s/ Margolies, Fink and Wichrowski




June 6, 1999

                             STERLING PARTNERS, INC.
                                  BALANCE SHEET



ASSETS

                                                                     January 29,
                                                                         1999          December 31
                                                                     (unaudited)           1998
                                                                     -----------       ------------
Current assets:
   Cash                                                               $    922,000   $            -
                                                                      ------------   --------------


                                                                      $    922,000   $            -
                                                                      ============   ==============




LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                     January 29,
                                                                         1999          December 31
                                                                     (unaudited)           1998
                                                                     -----------       -------------
Current liabilities:
  Accounts payable and accrued expenses                            $         7,871   $              -
                                                                   ---------------   ----------------

          Total current liabilities                                          7,871                  -
                                                                   ---------------   ----------------


Stockholders' equity
  Convertible preferred stock (Series A),
   par value .001, authorized 100,000, issued 0                                  -                 -
  Common stock, $.001 par value;
    authorized 100,000,000 shares;
    7,280,000 shares issued and outstanding                                  9,880             2,900
  Additional paid-in capital                                               943,249            26,100
  Retained equity                                                                -                 -
                                                                   ---------------     -------------

                                                                           953,129            29,000

  Less: subscriptions receivable                                           (39,000)          (29,000)
                                                                     -------------     -------------
          Total stockholders' equity                                       914,129                 -
                                                                     -------------     -------------
                                                                      $    922,000     $           -
                                                                      ============     =============










                          The accompanying notes are an
                   integral part of these financial statements

                             STERLING PARTNERS, INC.
                               STATEMENT OF INCOME


                                                                  Twenty Nine
                                                                   Days Ended       Year Ended        Year Ended
                                                                  January 29,      December 31,      December 31,
                                                                      1999             1998              1997
                                                                      ----             ----              ----
Investment income                                               $              -   $        5,100    $       9,667

Operating expenses                                                             -           (4,203)          (2,320)
                                                                ----------------   --------------   --------------

Income before income taxes                                                    -               897            7,347

Income taxes                                                                  -                 -             (188)

  Net income                                                    $                  $          897   $        7,159
                                                                ================   ==============   ==============


Net income per common share:
  Basic:
    Net income per common share                                 $             -   $             -   $          .01
                                                                ================  ===============   ==============


Weighted average shares outstanding (restated)                        1,457,931           550,882          525,000
                                                                ===============   ===============    =============

  Diluted:
    Net income per share                                        $             -   $            -     $         .01
                                                                ================  ===============    =============


Weighted average shares outstanding (restated)                        1,457,931           550,882          525,000
                                                                ================  ===============    =============


















                          The accompanying notes are an
                   integral part of these financial statements
                                      F-22

                                                  STERLING PARTNERS, INC.
                                             STATEMENT OF STOCKHOLDERS' EQUITY

                                Preferred Stock             Common Stock             Additional
                             Number of        Par        Number of        Par         paid-in    Subscriptions   Earnings
                              Shares         Value        Shares         Value        capital     Receivable     (deficit)    Total
                             ---------       -----       ---------       -----       ----------  -------------   ---------    -----
Balance December 31,
  1996 (restated)                  10   $         10    1,500,000      $  1,500   $     69,190                $    60,253  $130,953

Conversion of preferred
  stock                           (10)          (10)      600,000           600          (590)                          -         -

Net income                          -             -             -             -             -             -         7,159     7,159
                            ---------   -----------    ----------      --------   -----------   -----------   -----------  ---------

Balance December 31,
  1997                                                  2,100,000         2,100        68,600                      67,412 $ 138,112

Issuance of common
  Stock                                                 2,900,000         2,900        26,100       (29,000)

Net income                                                                                                            897       897

Dividend distribution               -             -             -             -       (68,600)            -       (68,309) (139,009)
                            ---------   -----------    ----------      --------   -----------   -----------   -----------  ---------


Balance December 31,
  1998                              -             -     5,000,000         2,900        26,100       (29,000)            -         -
                            ---------   -----------    ----------      --------   -----------   -----------   -----------  ---------







                          The accompanying notes are an
                   integral part of these financial statements

                             STERLING PARTNERS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                                   (continued)


                                  Preferred Stock              Common Stock           Additional
                              Number of        Par        Number of        Par         paid-in    Subscriptions   Earnings
                               Shares         Value        Shares         Value        capital     Receivable     (deficit)   Total
                              ---------       -----       ---------       -----      ----------   -------------   ---------   -----
Balance December 31,
  1998                               -            -       5,000,000       2,900          26,100       (29,000)            -       -

1 for 4 reverse stock
   Spit                                                  (3,750,000)     (2,175)          2,175

Issuance of preferred
   stock                       100,000          100                                       9,900       (10,000)                    -

Conversion of preferred
  Shares to common            (100,000)        (100)      6,030,000       6,030          (5,930)            -             -       -


Private placement                    -            -         950,000         950         913,179             -             -  914,129
                            ----------    ---------       ---------   ---------       ---------   -----------   -----------  -------


Balance January 29,
  1999 (unaudited)                  -     $       -        8,230,000   $  7,705     $   945,424   $   (39,000)  $         - $914,129
                            =========     =========      ===========   =========    ===========   ===========   =========== ========















                          The accompanying notes are an
                   integral part of these financial statements

                             STERLING PARTNERS, INC.
                             STATEMENT OF CASH FLOWS

                                                        Twenty Nine
                                                         Days Ended         Year            Year
                                                        January 29,        Ended           Ended
                                                            1999        December 31,    December 31,
                                                        (unaudited)         1998            1997
                                                        -----------         ----            ----
Cash flows from operating activities:
    Net income                                         $         -      $       897      $     7,159
                                                       -----------      -----------      -----------


Adjustments to reconcile net income to net
  cash provided by (used for) operating activities
Changes in assets and liabilities:
  Short-term investments                                                      42,425         (28,880)
  Accounts payable and accrued expenses                        7,871                           5,715
                                                                              (5,715)
  Income taxes payable                                             -               -         (11,059)
                                                       -------------      ----------      ----------


Total adjustments                                               7,871         36,710         (34,224)
                                                       --------------  -------------   -------------

Net cash provided by (used for) operations                      7,871         37,607         (27,065)
                                                       --------------  -------------   -------------


Cash flows from financing activities
  Distributions to stockholders                                             (139,009)
  Proceeds from issuance of common stock                     914,129               -               -
                                                        ------------    ------------    ------------
Net cash (used in) provided by
    financing activities                                     914,129        (139,009)              -
                                                        ------------    ------------    ------------


Net increase (decrease) in cash
    and cash equivalents                                     922,000        (101,402)        (27,065)

Cash and cash equivalents, beginning of period                     -         101,402          128,467
                                                       -------------    ------------    -------------

Cash and cash equivalents, end of period                 $   922,000   $           -    $     101,402
                                                         ===========   =============    =============
















                          The accompanying notes are an
                   integral part of these financial statements

                             STERLING PARTNERS, INC.
                          NOTES TO FINANCIAL STATEMENTS



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and basis of presentation

Sterling Partners, Inc, was incorporated in April 1993 under the laws of the state of Delaware. Prior to the transaction described in note 2, Sterling Partners, Inc. was engaged in the business of acquiring tax lien certificates of redemption from various county governments located in Maryland. In May 1996 the Company acquired Sterling Real Estate Company, a Delaware corporation, which owned a commercial property in Cecil County, Maryland. The property was subsequently sold and in October 1998, the Company distributed all of its shares in its subsidiary, then known as Sterling Global, Ltd. to the Company's shareholders. As of December 31, 1998 the Company was not engaged in any business.

Cash equivalents

Cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Income taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting for income taxes. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Net income per share

Net income per share is determined by dividing net income by the weighted average common shares outstanding. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which simplifies the accounting for earnings per share by presenting basic earnings per share including only outstanding common stock and diluted earnings per share including the effect of dilutive common stock equivalents. The Company's basic and diluted earnings per share are the same, as the Company's common stock equivalents are dilutive.

                             STERLING PARTNERS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These assumptions, if not realized, could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, primarily consisting of cash and cash equivalents, investments, accounts receivable, note receivable form related party, accounts payable, bank line of credit payable, and long-term debt, approximate fair value due to their short-term nature or interest rates that approximate market.


2.       STOCKHOLDERS' EQUITY, MERGER

On September 20, 1998 the Company declared a special stock dividend of 100% interest in Sterling Global Ltd. to the stockholders of record as of October 1, 1998. The dividend consisted of one share of Sterling Global Ltd. for each two shares of Sterling Partners, Inc, common stock held as of the record date October 1, 1998.

On December 18, 1998 the Company issued an additional 2,900,000 shares of its common stock in exchange for a subscription receivable of $29,000.

On January 13, 1999 the Company affected a 1 for 4 reverse stock split, reducing the outstanding shares of the corporation from 5,000,000 to 1,250,000.

On January 18, 1999 the Company issued 100,000 shares of its Series A convertible Preferred Stock to a related party for a subscription receivable of $10,000.

On January 29,1999 the shareholders of the above mentioned Series A convertible Preferred Stock, converted their shares into 6,030,000 shares of the Company's common stock.

                             STERLING PARTNERS, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)


2.       STOCKHOLDERS' EQUITY, MERGER (continued)

During January 1999, the Company raised $950,000 through the issuance of 950,000 shares of its common stock through a private placement. In connection with private placement the Company incurred $35,871 of expenses which were offset against the proceeds recorded in paid in capital.

On January 29, 1999, Sterling Partners acquired GourmetMarket.com, a California corporation, in a reverse merger, which was accounted for as a recapitalization according to APB 16. The stockholders of GourmetMarket.com received 7,421,220 common shares of Sterling Partners, Inc. At the same time Sterling Partners, Inc. changed its name to GourmetMarket.com, Inc. (a Delaware corporation) and emerged as the surviving Corporation. This transaction resulted in the old stockholders of GourmetMarket.com emerging with approximately 47.4% of the common shares of the Company.

                                 EXHIBITS INDEX

Exhibit No.  Description                                                Page No.
-----------  -----------                                                --------

2.1 Merger Agreement among Sterling Partners Inc., GourmetMarket.Com, and Marblehead Capital Group, Inc.
3.1          Articles of Incorporation, as amended
3.2          By-Laws
10.1         1999 Stock Plan
10.2         Agreement with Rainmaker Capital dated February 1, 1999
10.3         Technical Support Agreement with i-Labs, Ltd., dated
             February 1, 1999
10.4 Letter Agreement with Richmond House Marketing and Promotions dated February 15, 1999
10.5 Consulting Agreement, as amended, dated as of January 29, 1999
10.6         Agreement with At Home Corporation dated April 29, 1999
10.7         Shopping Channel Promotional Agreement dated May 6, 1999
10.8         Employment Agreement with Chanan Steinhart dated
             January 22, 1999
10.9         Assignment and Transfer Agreement dated
             September 25, 1998
10.10        Development and License Agreement dated March 31, 1997
10.11        Assignment Agreement dated November 6, 1997
10.12        Stock Purchase and Assignment Agreement dated
             September 25, 1998


Item 2.   Description of Exhibits

          None.





                                       38